UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41810

GREENFIRE RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name)

1900 – 205, 5th Avenue SW

Calgary, Alberta, T2P 2V7

(403) 264-9046

(Address and telephone number of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Condensed Interim Consolidated Financial Statements (unaudited) for the three and nine month period ended September 30, 2023
99.2	Management’s Discussion and Analysis for the three and nine month period ended September 30, 2023
99.3	Press release dated November 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

Date: November 14, 2023	By:	/s/ Tony Kraljic
		Name:	Tony Kraljic
		Title:	Chief Financial Officer

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